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                                                                      EXHIBIT 18


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                                                   Arthur Andersen LLP

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                                                   One Financial Plaza
                                                   Hartford CT 06103-2699
                                                   860 280 0500


July 2, 1998

Royal Precision, Inc.
15170 North Hayden Road, Suite 1
Scottsdale, Arizona  85260

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

During fiscal 1998, Royal Precision, Inc. (the Company) changed from the Last-In-First-Out (LIFO) method of accounting for inventory to the First-In-First-Out (FIFO) method of accounting for the Company's golf shaft subsidiary, FM Precision Golf Manufacturing Corp. (FMP). The Company has given retroactive effect to the change and the consolidated financial statements for the prior year have been restated. According to the management of the Company, this change was made since FMP previously had a debit LIFO reserve. Although the effect of the debit reserve did not result in FMP's inventory being stated at an amount in excess of net realizable value, it did not reflect the current replacement cost of FMP's inventories.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting for FMP's inventories is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,

/s/ ARTHUR ANDERSEN LLP